                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For               the fourth quarter and fiscal year 2000
    -------------------------------------------------------------------------

                               QUEBECOR WORLD INC.
-----------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
-----------------------------------------------------------------------------
                     (Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F                                            Form 40-F   X
          -----                                                -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                                 No   X
    -----                              -----

                         Consolidated Financial Statements
                                       of
                               QUEBECOR WORLD INC.
                             Filed in this Form 6-K

Documents index

1. Consolidated Financial Statements for the years ended December 31, 2000, 1999 and 1998;

2.   Accountants' Consent.


Note: These financial statements differ from the financial statements filed on February 6, 2001 only with respect to the fact that Note 21 to the attached financial statements contains a fuller U.S. GAAP reconciliation as required by Item 18 of Form 20-F.

Consolidated Financial Statements of

QUEBECOR WORLD INC.
AND ITS SUBSIDIARIES

Years ended December 31, 2000, 1999 and 1998

TABLE OF CONTENTS

                                                                      Page
Management's Responsibility for Financial Statements..................   1

Auditors' Report to the Shareholders..................................   2

Consolidated Statements of Income.....................................   3

Consolidated Statements of Shareholders' Equity.......................   4

Consolidated Statements of Cash Flows.................................   5

Consolidated Balance Sheets...........................................   6

Notes to Consolidated Financial Statements............................   8

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Quebecor World Inc. and its subsidiaries are the responsibility of management and are approved by the Board of Directors of Quebecor World Inc.

These financial statements have been prepared by management in conformity with generally accepted accounting principles in Canada and include amounts that are based on best estimates and judgments.

Management of the Company and of its subsidiaries, in furtherance of the integrity and objectivity of data in the financial statements, have developed and maintain systems of internal accounting controls and support a program of internal audit. Management believes that the systems of internal accounting controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of the financial statements and that assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the financial statements principally through its Audit Committee, consisting solely of outside directors. The Audit Committee reviews the Company's annual consolidated financial statements and formulates the appropriate recommendations to the Board of Directors. The auditors appointed by the shareholders have full access to the Audit Committee, with and without management being present.

These financial statements have been examined by the auditors appointed by the shareholders, KPMG LLP, chartered accountants, and their report is presented hereafter.


/S/ Jean Neveu                           /S/ Christian Paupe
---------------------                    ----------------------------
Jean Neveu                               Christian M. Paupe
Chairman of the Board                    Executive Vice President,
                                         Chief Financial Officer and
                                         Chief Administrative Officer

Montreal, Canada
January 26, 2001


                                     Quebecor World Inc. and subsidiaries    1

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Quebecor World Inc. and its subsidiaries as at December 31, 2000 and 1999 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years ended December 31, 2000, 1999 and 1998 in accordance with generally accepted accounting principles in Canada.

Generally accepted accounting principles in Canada vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations for the years ended December 31, 2000, 1999 and 1998 to the extent summarized in Note 21 to the consolidated financial statements.


KPMG LLP
Chartered Accountants

Montreal, Canada
January 26, 2001

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31
(in thousands of US dollars, except for earnings per share amounts)

-----------------------------------------------------------------------------------------------------------------
                                                                        2000               1999              1998
-----------------------------------------------------------------------------------------------------------------
REVENUES                                                         $ 6,521,077        $ 4,952,537       $ 3,808,155

Operating expenses:
     Cost of sales                                                 4,991,717          3,846,183         2,979,926
     Selling, general and administrative (note 7(b))                 459,478            347,893           287,374
     Depreciation and amortization                                   345,079            285,992           223,789
     ------------------------------------------------------------------------------------------------------------
                                                                   5,796,274          4,480,068         3,491,089
-----------------------------------------------------------------------------------------------------------------

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER CHARGES              724,803            472,469           317,066

Restructuring and other charges (note 3)                              (2,729)           180,000                 -
-----------------------------------------------------------------------------------------------------------------

Operating income after restructuring and other charges               727,532            292,469           317,066

Financial expenses (note 4)                                          231,464            122,177            64,300
-----------------------------------------------------------------------------------------------------------------

Income before income taxes                                           496,068            170,292           252,766

Income taxes (note 5)                                                137,735             48,356            72,883
-----------------------------------------------------------------------------------------------------------------

Income before minority interest                                      358,333            121,936           179,883

Minority interest                                                      2,353             12,701             3,198
-----------------------------------------------------------------------------------------------------------------

NET INCOME BEFORE GOODWILL AMORTIZATION                              355,980            109,235           176,685

Goodwill amortization, net of taxes                                   60,549             31,770            17,035
-----------------------------------------------------------------------------------------------------------------

NET INCOME                                                       $   295,431        $    77,465       $   159,650

Net income available to holders of preferred shares                   10,104             10,092            10,136
-----------------------------------------------------------------------------------------------------------------

Net income available to holders of equity shares                 $   285,327        $    67,373       $   149,514
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

EARNINGS PER SHARE (note 6)                                      $      1.94        $      0.54       $      1.29

EARNINGS PER SHARE BEFORE GOODWILL AMORTIZATION                  $      2.35        $      0.79       $      1.44
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

Average number of equity shares outstanding
   (in thousands)                                                    147,041            125,393           115,703
----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


                                     Quebecor World Inc. and subsidiaries    3

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' Equity

Years ended December 31
(in thousands of shares and of US dollars)

------------------------------------------------------------------------------------------------------------------
                                                   2000                     1999                      1998
                                          Number        Amount      Number        Amount      Number        Amount
------------------------------------------------------------------------------------------------------------------
CAPITAL STOCK:
EQUITY MULTIPLE VOTING SHARES:
Balance, beginning of year                62,985   $   152,273      63,985   $   158,275      63,985   $   158,275
     Conversion into Subordinate
       Voting Shares                      (5,599)      (33,606)     (1,000)       (6,002)          -             -
------------------------------------------------------------------------------------------------------------------
Balance, end of year                      57,386       118,667      62,985       152,273      63,985       158,275
------------------------------------------------------------------------------------------------------------------

EQUITY SUBORDINATE VOTING SHARES:
Balance, beginning of year                84,690     1,289,091      51,805       527,381      51,592       525,244
     Conversion of Multiple Voting Shares
       into Subordinate Voting Shares      5,599        33,606       1,000         6,002           -             -
     Issuance of treasury shares
       for cash (note 14)                      -             -       6,500       159,143           -             -
     Shares repurchased (note 14)         (1,752)      (26,138)          -             -           -             -
     Shares issued in connection
       with the acquisition
       of World Color Press, Inc.
       (note 14)                              11           258      25,045       591,317           -             -
     Shares issued from stock plans
       (note 15)                             205         3,275         340         5,248         213         2,137
------------------------------------------------------------------------------------------------------------------
Balance, end of year                      88,753     1,300,092      84,690     1,289,091      51,805       527,381
------------------------------------------------------------------------------------------------------------------

FIRST PREFERRED SHARES SERIES 2:
Balance, beginning and end of year        12,000       212,482      12,000       212,482      12,000       212,482
------------------------------------------------------------------------------------------------------------------

TOTAL - CAPITAL STOCK                                1,631,241                 1,653,846                   898,138
------------------------------------------------------------------------------------------------------------------

ADDITIONAL PAID-IN CAPITAL                              88,737                    88,737                    88,737
------------------------------------------------------------------------------------------------------------------

OTHER PAID-IN CAPITAL:  (note 13)
Balance, beginning of year                              20,831                         -                         -
   Convertible Senior Subordinated Notes                     -                    20,831                         -
   Repurchase                                           (4,982)                        -                         -
------------------------------------------------------------------------------------------------------------------
Balance, end of year                                    15,849                    20,831                         -
------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS:
Balance, beginning of year as restated (note 2)        650,155                   628,591                   507,419
     Net income                                        295,431                    77,465                   159,650
     Shares and convertible notes
       repurchased (notes 13 and 14)                   (16,783)                        -                         -
     Share issue expenses
       (net of income taxes of $5,646) (note 14)             -                   (10,484)                        -
     Dividends:
         Equity shares                                 (48,500)                  (35,253)                  (27,774)
         Preferred shares                              (10,031)                  (10,164)                  (10,704)
------------------------------------------------------------------------------------------------------------------
Balance, end of year                                   870,272                   650,155                   628,591
------------------------------------------------------------------------------------------------------------------

TRANSLATION ADJUSTMENT (note 16)                      (132,219)                  (95,137)                  (51,948)
------------------------------------------------------------------------------------------------------------------

TOTAL - SHAREHOLDERS' EQUITY                       $ 2,473,880               $ 2,318,432               $ 1,563,518
------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


                                     Quebecor World Inc. and subsidiaries    4

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31
(in thousands of US dollars)

-----------------------------------------------------------------------------------------------------------------
                                                                       2000                1999             1998
-----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
     Net income                                                  $  295,431        $     77,465       $  159,650
     Non-cash items in net income:
         Depreciation of property, plant and equipment              325,296             269,746          214,203
         Amortization of goodwill and deferred charges               80,332              48,016           26,621
         Non-cash portion of restructuring and other
            charges (note 3)                                         (7,031)            111,312                -
         Imputed interest                                             4,510               3,181            1,048
         Amortization of deferred financing costs                     8,292               1,642            1,187
         Deferred income taxes (note 5)                              91,815              (8,663)          29,676
         Minority interest                                            2,353              12,701            3,198
         Loss (gain) on sale of businesses
           and investment (note 7)                                  (12,581)              1,851          (13,492)
         Other                                                       (2,709)             (9,308)           2,758

     Changes in non-cash balances related to operations:
         Trade receivables                                          128,602             175,804           20,143
         Inventories                                                  8,791              34,160           28,986
         Trade payables and accrued liabilities                      18,619             (44,868)         (49,826)
         Other current assets and liabilities                       (48,661)             32,988           (4,735)
         Other non-current assets and liabilities                    24,742               4,115           (5,502)
     ------------------------------------------------------------------------------------------------------------
     Cash provided from operating activities                        917,801             710,142          413,915

FINANCING ACTIVITIES:
     Net change in bank indebtedness                                 (2,139)            (13,671)          (2,343)
     Net proceeds from issuance of capital stock
       (notes 14 and 15)                                              2,909             153,907            2,137
     Repurchases of shares for cancellation (note 14)               (41,595)                  -                -
     Issuance of long-term debt                                     387,292           1,082,701          290,805
     Repayments of long-term debt and convertible notes            (995,105)           (841,914)        (128,400)
     Dividends on equity shares                                     (48,500)            (35,253)         (27,774)
     Dividends on preferred shares                                  (10,031)            (10,164)         (10,704)
     Dividends to minority shareholders                                 (36)               (761)          (1,503)
     ------------------------------------------------------------------------------------------------------------
     Cash provided (used) from financing activities                (707,205)            334,845          122,218

INVESTING ACTIVITIES:
     Acquisitions of businesses, net of cash and
       cash equivalents (note 7)                                     (5,344)           (923,250)        (260,208)
     Net proceeds from disposal of non-core
       business and investment (note 7)                              57,330              21,911           33,395
     Additions to property, plant and equipment                    (242,185)           (194,708)        (312,123)
     Investment in an affiliated company (note 19)                  (13,450)                  -                -
     Net proceeds from disposal of other assets                      24,379              25,532              357
     ------------------------------------------------------------------------------------------------------------
     Cash used by investing activities                             (179,270)         (1,070,515)        (538,579)

Effect of exchange rate changes on cash and cash equivalents         17,793              28,832            2,375
-----------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                 49,119               3,304              (71)

Cash and cash equivalents, beginning of year                          3,613                 309              380
-----------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                           $   52,732        $      3,613       $      309
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.


                                     Quebecor World Inc. and subsidiaries    5

CONSOLIDATED BALANCE SHEETS

December 31
(in thousands of US dollars)

-----------------------------------------------------------------------------------------------------------------
                                                                                            2000             1999
-----------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
     Cash and cash equivalents                                                       $    52,732      $     3,613
     Trade receivables, net of allowances for doubtful accounts
       of $17,823 and $18,469 respectively (note 8)                                      584,047          743,305
     Receivables from related parties                                                      3,048                -
     Inventories (note 9)                                                                461,340          486,228
     Deferred income taxes (note 5)                                                       58,083           36,385
     Prepaid expenses                                                                     26,024           27,831
     ------------------------------------------------------------------------------------------------------------
                                                                                       1,185,274        1,297,362

Property, plant and equipment, net (note 10)                                           2,682,983        2,895,307

Goodwill, net of accumulated amortization
     of $144,114 and $97,115 respectively                                              2,459,510        2,526,707

Other assets                                                                             156,893          153,752
-----------------------------------------------------------------------------------------------------------------

                                                                                     $ 6,484,660      $ 6,873,128
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

                                     Quebecor World Inc. and subsidiaries    6

-----------------------------------------------------------------------------------------------------------------
                                                                                            2000             1999
-----------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Bank indebtedness                                                               $     3,129      $     5,646
     Trade payables                                                                      632,550          561,342
     Accrued liabilities                                                                 522,907          541,556
     Payables to related parties                                                               -              273
     Income and other taxes                                                                6,011           38,751
     Current portion of long-term debt and convertible notes (notes 11 and 13)            87,212           77,260
     ------------------------------------------------------------------------------------------------------------
                                                                                       1,251,809        1,224,828

Long-term debt (note 11)                                                               2,015,554        2,582,911

Other liabilities (note 12)                                                              290,788          290,203

Deferred income taxes (note 5)                                                           326,137          255,000

Convertible notes (note 13)                                                              105,936          179,752

Minority interest                                                                         20,556           22,002

Shareholders' equity:
     Capital stock (note 14)                                                           1,631,241        1,653,846
     Additional paid-in capital                                                           88,737           88,737
     Other paid-in capital (note 13)                                                      15,849           20,831
     Retained earnings                                                                   870,272          650,155
     Translation adjustment (note 16)                                                   (132,219)         (95,137)
     ------------------------------------------------------------------------------------------------------------
                                                                                       2,473,880        2,318,432
-----------------------------------------------------------------------------------------------------------------

                                                                                     $ 6,484,660      $ 6,873,128
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

See Notes to Consolidated Financial Statements.

On behalf of the Board:


/S/ Jean Neveu,            Director
------------------------

/S/ Charles G. Cavell,     Director
------------------------

                                     Quebecor World Inc. and subsidiaries    7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2000, 1999 and 1998
(Tabular amounts are expressed in thousands of US dollars, except for earnings per share amounts)
------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Principles of consolidation

         The consolidated financial statements include the accounts of Quebecor World Inc. and all its subsidiaries (the "Company") and are prepared in conformity with generally accepted accounting principles in Canada. Significant differences between generally accepted accounting principles in Canada and the United States are described in note 21.

     (b) Cash and cash equivalents

         Cash and cash equivalents consist of highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

     (c) Foreign currency translation

         Financial statements of self-sustaining foreign operations are translated using the current rate method. Adjustments arising from this translation are deferred and recorded under a separate caption of shareholders' equity and are included in income only when a reduction in the investment in these foreign operations is realized.

         Foreign currency transactions are translated using the temporal method. Translation gains and losses are included in income, except for unrealized gains and losses arising from the translation of long-term monetary liabilities which are deferred and amortized over the remaining life of the related item.

     (d) Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles in Canada and the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of pension and other future employee benefits, reserves for environmental matters and restructuring charges, useful lives of assets for depreciation, amortization and evaluation of impairment of assets, provision for income taxes and the determination of fair value of financial instruments. Financial results as determined by actual events could differ from those estimates.

     (e) Derivative financial instruments

         The Company uses various derivative financial instruments to reduce its exposure to fluctuations in foreign currency exchange rates and interest rates. The Company does not hold or issue any derivative financial instruments for speculative trading purposes. These derivative financial instruments are accounted for on an accrual basis. Realized and unrealized gains and losses are deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions.


                                     Quebecor World Inc. and subsidiaries    8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (f) Inventories

         Raw materials and supplies are valued at the lower of cost, as determined, using the first in, first out method, or market being replacement cost. Work in process is valued at the lower of cost and net realizable value.

     (g) Property, plant and equipment

         Property, plant and equipment are stated at cost. Cost represents acquisition or construction costs including preparation, installation and testing charges and interests incurred with respect to the property, plant and equipment until they are ready for commercial production.

         Depreciation is provided using the straight-line basis over the estimated useful lives as follows:

         ---------------------------------------------------------------------
                                                                     Estimated
         Assets                                                   useful lives
         ---------------------------------------------------------------------
         Buildings and leasehold improvements                   15 to 40 years
         Machinery and equipment                                 3 to 18 years
         ---------------------------------------------------------------------

     (h) Goodwill

         Goodwill represents the excess of the purchase price over the fair value of net assets of businesses acquired. Goodwill is amortized using the straight-line method over the expected period to be benefited which is 40 years.

         The Company monitors its goodwill balances to determine whether any impairment of these assets has occurred. Where circumstances or events indicate a possible inability to recover the carrying amount of goodwill related to a business acquisition, the Company evaluates, on an undiscounted basis, the current and estimated cash flows of the underlying businesses which gave rise to the goodwill. No such events or circumstances have occurred during the year.

     (i) Stock option plans

         The Company's compensation plans are described in note 15. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to capital stock.

     (j) Reclassifications

         Certain reclassifications have been made to prior years' amounts to conform with the basis of presentation adopted in the current year.

2.   ACCOUNTING CHANGES

     Effective January 1, 2000, the Canadian Institute of Chartered Accountants ("CICA") changed the accounting standards relating to the accounting for income taxes and the accounting for employee future benefits, including pension and non-pension postretirement benefits.


                                     Quebecor World Inc. and subsidiaries    9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (a) Income taxes

         In December 1997, the Accounting Standards Board issued Section 3465 of the CICA Handbook, Income Taxes. Under the asset and liability method of Section 3465, deferred income tax assets and liabilities are recognized for the estimated deferred tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax assets are recognized and if realization is not considered "more likely than not," a valuation allowance is provided.

         The Company has adopted in 2000 the new recommendations of the CICA and has applied the provisions of Section 3465 retroactively to January 1989 when the Company was created. The cumulative effect of this change in accounting for income taxes is reported as a restatement to increase the opening balance of retained earnings for the year ended December 31, 1998 by $7,982.

         Accordingly, the financial statements for the years ended December 31, 1999 and 1998 have been restated to comply with the provisions of
         Section 3465. In addition to restating the deferred income tax accounts, an allocation between short- and long-term portions is now presented in the consolidated balance sheets.

     (b) Employee future benefits

         In March 1999, the Accounting Standards Board issued Section 3461 of the CICA Handbook, Employee future benefits. Under Section 3461, the Company is required to accrue, during employees' active service period, the estimated cost of pension, retiree benefit payments other than pensions, and workers' compensation. The Company previously expensed the cost of postretirement benefits other than pension, which are principally health care, as claims were incurred by the employees and paid by the Company. In addition, the Company will now use the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses). Under the corridor method, amortization is recorded only if the accumulated net actuarial, gains or losses, exceed 10% of the greater of accrued pension benefit obligation and the value of the plan assets. Previously, actuarial gains and losses were amortized on a straight-line basis over the average remaining service life of the employees.

         The Company has elected to recognize this change in accounting on the immediate recognition basis retroactively. The cumulative effect of this change in accounting for pension and postretirement benefits other than pension is reported as a restatement which decreased the opening balance of retained earnings for the year ended December 31, 1998 by $9,077.

     (c) Summary effect

         The following summarizes the impact of applying Sections 3465 and 3461 on income before income taxes, net income, earnings per share, and retained earnings. The presentation of equipment, goodwill, deferred income taxes and other liabilities are also affected by these changes.


                                     Quebecor World Inc. and subsidiaries    10

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (c) Summary effect  (cont'd)

         --------------------------------------------------------------------------------------
                                       Income before                     Earnings     Retained
                                        income taxes     Net income     per share     earnings
         --------------------------------------------------------------------------------------
         December 31, 1999

         As previously reported          $ 171,068       $  80,056       $  0.56      $ 653,751
         Effect of Section 3465                  -          (1,571)        (0.01)         7,119
         Effect of Section 3461               (776)         (1,020)        (0.01)       (10,715)
         --------------------------------------------------------------------------------------

         As restated                     $ 170,292       $  77,465       $  0.54      $ 650,155
         --------------------------------------------------------------------------------------
         --------------------------------------------------------------------------------------

         December 31, 1998

         As previously reported          $ 253,199       $ 159,560       $  1.29      $ 629,596
         Effect of Section 3465                  -             708          0.01          8,690
         Effect of Section 3461               (433)           (618)        (0.01)        (9,695)
         --------------------------------------------------------------------------------------

         As restated                     $ 252,766       $ 159,650       $  1.29      $ 628,591
         --------------------------------------------------------------------------------------
         --------------------------------------------------------------------------------------

         December 31, 1997

         As previously reported                                                       $ 508,514
         Effect of Section 3465                                                           7,982
         Effect of Section 3461                                                          (9,077)
         --------------------------------------------------------------------------------------

         As restated                                                                  $ 507,419
         --------------------------------------------------------------------------------------
         --------------------------------------------------------------------------------------

3.   RESTRUCTURING AND OTHER CHARGES

     During the year ended December 31, 2000, the Company pursued the activities underlying the restructuring plan which was originally established in the fourth quarter of 1999. In addition, the Company implemented other restructuring initiatives in 2000. These decisions were taken in response to difficult market conditions in Europe as well as a follow through of our digital strategy resulting in termination of employees for $18 million and write-down of assets for $10 million. In 2000, the Company utilized $42 million of restructuring and other charges which consisted of severance payments of $29 million for employees terminated during the year, $8 million for facility closings and $5 million for other special charges.

     During 2000, the Company determined that some of the restructuring reserve originally established in the fourth quarter of 1999 would not be utilized because of changes in management's decision.


                                     Quebecor World Inc. and subsidiaries    11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The change in the reserve requirements stemmed primarily from the following. A significant increase in the requirement for manufacturing capacity to meet expected sale growth and newly contracted business which resulted in the retention of employees targeted for termination of employment, and utilization of equipment originally targeted for shutdown or significantly reduced usage of capacity. As a result, a few plants targeted for shutdown were kept open and equipment continued to be used.

     Accordingly, the restructuring reserve reversal was included under the line item restructuring and other charges in the determination of income from operations for the year ended December 31, 2000.

     Committed to improving profitability and improving efficiencies and as a result of identifying opportunities to streamline operations and maximize the integration of World Color Press Inc. ("WCP") acquired in 1999 into its own operations, the Company's management committed itself to a restructuring plan and recorded $180 million of restructuring and other charges in the fourth quarter of 1999. The actions undertaken included a worldwide realignment of manufacturing capacity, the consolidation of administrative offices, and a streamlining of the Company's overhead structure to reduce operating expenses. The restructuring charge excluded any integration costs relating to WCP which were accrued as a liability assumed in the purchase equation.

     Restructuring charges consisted of $99.8 million related primarily to property, plant and equipment impaired as a result of the decision to close several facilities; $63.3 million in workforce reduction costs which resulted principally from the closed facilities and the consolidation of administrative offices and salesforce and other special charges of $16.9 million.

     The fair value of assets determined to be written off was the result of independent appraisals and use of management estimates. The workforce reduction costs primarily included severance, benefits and other personnel-related costs related to involuntary reduction of jobs worldwide related to plant closures, duplicate position eliminations, streamlining administrative management and implementation of a salesforce reduction program. Other charges included $8 million for write-down of other assets and $9 million for other costs.

     The following table sets forth the Company's 1999 restructuring reserve and activity against the reserve in 2000:

     ------------------------------------------------------------------------------------------------------
                                            Write-down      Restructuring      Other Special
                                            of Assets          Charges            Charges           Total
     ------------------------------------------------------------------------------------------------------
     Original                               $  99,794         $  63,286          $ 16,920         $ 180,000

     Utilized in 1999         Cash                  -            (9,081)             (872)           (9,953)
                              Non-Cash        (11,589)                -            (8,402)          (19,991)
     ------------------------------------------------------------------------------------------------------
     Balance at December 31, 1999           $  88,205         $  54,205          $  7,646         $ 150,056

     New                                       10,099            17,941                 -            28,040

     Utilized in 2000         Cash                  -           (41,496)             (411)          (41,907)
                              Non-Cash        (81,873)                -            (4,771)          (86,644)

     Reversal                 Cash                  -           (12,305)           (1,334)          (13,639)
                              Non-Cash        (16,375)                -              (755)          (17,130)

     Translation adjustment                       (56)             (706)             (375)           (1,137)
     ------------------------------------------------------------------------------------------------------

     Balance at December 31, 2000           $       -         $  17,639          $      -         $  17,639
     ------------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------------

     The Company foresees the restructuring plan to be substantially completed by June 2001.


                                     Quebecor World Inc. and subsidiaries    12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.   FINANCIAL EXPENSES

     ------------------------------------------------------------------------------------------------
                                                                 2000            1999            1998
     ------------------------------------------------------------------------------------------------
     Interest on long-term debt and convertible notes       $ 192,495       $ 123,519       $  67,388
     Interest on short-term debt                                3,253           3,216           5,552
     Securitization fees and other                             33,165           3,543           2,549
     Amortization of deferred financing costs                   8,292           1,642           1,187
     Exchange gains and other                                  (2,145)         (3,643)           (947)
     ------------------------------------------------------------------------------------------------
                                                              235,060         128,277          75,729

     Interest capitalized to the cost of equipment             (3,596)         (6,100)        (11,429)
     ------------------------------------------------------------------------------------------------

                                                            $ 231,464       $ 122,177       $  64,300
     ------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------

     Cash interest payments                                 $ 228,098       $ 110,362       $  74,037
     ------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------

5.   INCOME TAXES

     Total income tax expense was allocated as follows:

     ------------------------------------------------------------------------------------------------
                                                                  2000           1999            1998
     ------------------------------------------------------------------------------------------------
     Income taxes                                            $ 137,735       $ 48,356        $ 72,883
     Goodwill amortization                                      (3,724)          (760)              -
     Goodwill, for initial recognition of acquired
       tax benefits that previously were included
       in the valuation allowance                                    -           (323)           (688)
     Shareholders' equity, for share issue expense                   -         (5,646)              -
     ------------------------------------------------------------------------------------------------

                                                             $ 134,011       $ 41,627        $ 72,195
     ------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------

     Income tax expense (recovery) attributable to income consists of:

     ------------------------------------------------------------------------------------------------
                                                                  2000           1999            1998
     ------------------------------------------------------------------------------------------------
     Current                                                 $  45,920       $ 57,019        $ 43,207
     Deferred                                                   91,815         (8,663)         29,676
     ------------------------------------------------------------------------------------------------

                                                             $ 137,735       $ 48,356        $ 72,883
     ------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------

     In 1999, the deferred income tax expense includes an amount of $53,755,000 of recovery related to the restructuring and other charges.

     The following table reconciles the difference between the international statutory tax rate, which corresponds to the weighted average of the Canadian and foreign statutory tax rates of the Company, and the effective tax rate used by the Company in the determination of net income:


                                     Quebecor World Inc. and subsidiaries    13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     ------------------------------------------------------------------------------------------------
                                                                 2000            1999            1998
     ------------------------------------------------------------------------------------------------
     International statutory rates                               26.8%           28.9%           31.2%

     Increase (reduction) resulting from:
       Change in valuation allowance                             (0.5)           (0.5)           (2.1)
       Permanent differences                                      0.8             0.5             1.2
       Other                                                      0.7            (0.5)           (1.5)
     ------------------------------------------------------------------------------------------------

     Effective tax rate                                          27.8%           28.4%           28.8%
     ------------------------------------------------------------------------------------------------

     Cash payments for income taxes                          $ 51,705        $ 46,444        $ 44,399
     ------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------

     The tax effects of significant items comprising the Company's net deferred tax liability are as follows:

     --------------------------------------------------------------------------------------
                                                                      2000             1999
     --------------------------------------------------------------------------------------
     Deferred tax assets:
       Operating loss carryforwards                             $   54,240       $   72,923
       Tax credit carryforwards                                     46,923           48,413
       Acquisition and restructuring reserves                       49,354          103,047
       Pension and postretirement benefits                          60,451           59,868
       Accrued compensation                                         35,555           16,961
       Intangible assets                                             9,551            8,307
       Other                                                        68,071           77,246
     --------------------------------------------------------------------------------------

     Gross deferred tax assets                                     324,145          386,765
     --------------------------------------------------------------------------------------

     Deferred tax liabilities:
       Differences between book and tax bases of
         property, plant and equipment                            (461,131)        (473,426)
       Other                                                       (96,120)         (92,542)
     --------------------------------------------------------------------------------------

     Gross deferred tax liabilities                               (557,251)        (565,968)
     --------------------------------------------------------------------------------------

     Deferred tax asset valuation allowance                        (34,948)         (39,412)
     --------------------------------------------------------------------------------------

     Net deferred tax liability                                   (268,054)        (218,615)
     Less current portion deferred tax asset                        58,083           36,385
     --------------------------------------------------------------------------------------

     Deferred tax liability                                     $ (326,137)      $ (255,000)
     --------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------

     The 2000 and 1999 amounts above include a valuation allowance of $34,948,000 and $39,412,000 respectively, relating to loss carryforwards and other tax benefits available. The valuation allowance for deferred tax assets as of January 1, 1999 was $39,735,000. The net change in the total valuation allowance for the year ended December 31, 2000 was explained by $2,643,000 allocated to income from operations. In 1999, the variation of the valuation allowance was explained by an increase of $3,007,000 related to the acquisition of WCP and a decrease of $897,000 allocated to income from operations.


                                     Quebecor World Inc. and subsidiaries    14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     Subsequent recognized tax benefits relating to the valuation allowance for future tax assets as of December 31, 2000 will be allocated as follows:

     --------------------------------------------------------------------------
     Income tax benefit that would be reported
       in the consolidated statement of income                         $ 13,356
     Goodwill                                                            21,592
     --------------------------------------------------------------------------

                                                                       $ 34,948
     --------------------------------------------------------------------------
     --------------------------------------------------------------------------

     At December 31, 2000, the Company had net operating loss carryforwards for income tax purposes available to reduce future taxable income of $65,787,000, expiring from 2002 to 2019 and $87,871,000 which can be carried forward indefinitely. The Company also had tax credits of $46,923,000 which do not expire.

     The Company has not recognized a future tax liability for the undistributed earnings of its subsidiaries in the current and prior years because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A future tax liability will be recognized when the Company expects that it will recover those undistributed earnings in a taxable manner, such as through receipt of dividends or sale of the investments.

6.   EARNINGS PER SHARE

     Earnings per share is calculated by dividing net income available to holders of equity shares by the weighted daily average number of shares outstanding during the year. Net income available to holders of equity shares is computed by subtracting dividends on the preferred shares from net income.

7.   BUSINESS ACQUISITIONS AND DISPOSAL

     (a) ACQUISITIONS

         During 2000, the Company paid an amount of $1,045,000 adjusting the purchase price of prior years' business acquisitions in the United States and in Peru. This amount was accounted for as an increase of goodwill. In addition, the Company acquired the remaining minority interest in Inter-Routage in France for an amount of $4,299,000.

         In 1999, the Company acquired WCP for a purchase price of $1.5 billion. The transaction took place as follows:

         On July 12, 1999, the Company, through an indirect wholly-owned subsidiary, Printing Acquisition Inc. ("Acquisition Inc.") entered into a merger agreement with WCP. On July 16, 1999, the Company, through Acquisition Inc., commenced a cash tender offer to acquire up to 23.5 million shares of WCP's common shares at a price of $35.69 per share. On August 20, 1999, the Company acquired, pursuant to the cash tender offer, 19.2 million or 50.4% of WCP's outstanding common shares for a consideration of $684,516,000.


                                     Quebecor World Inc. and subsidiaries    15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (a) ACQUISITIONS (CONT'D)

         On October 8, 1999, Acquisition Inc. and WCP merged after approval thereof at a special meeting of WCP's shareholders. The remaining 49.6% of the outstanding common shares of WCP were converted into 1.2685 Subordinate Voting Shares of the Company and $8.18 in cash per WCP share. In addition, each 6% convertible senior subordinate note due 2007 became convertible into the number of the Company's Subordinate Voting Shares and cash that would have been received if such note had been converted prior to October 8, 1999.

         The cash portion of the shares purchase totalling $853,435,000 was financed through a drawdown on the $1.25 billion acquisition bank facility combined with drawdowns on the Company's existing revolving bank facility.

         During 2000, the Company completed the purchase price allocation and adjusted the assets and liabilities acquired of WCP by $78,626,000. The adjustment related to the fair value of assets impaired resulted in an additional write-off of $52,106,000. Other costs included $21,386,000 for plant shutdowns, $7,277,000 related to workers' compensation which was based on underestimated claims, $21,175,000 for contract termination and write-down of related assets and $23,292,000 for other reserves recorded at acquisition. The tax impact on these adjustments was $46,610,000.

     (b) DISPOSAL

         In August 2000, the Company sold the operating assets of its North American CD-Rom replication business for total consideration of $68,024,000. The sale price was comprised of $47,024,000 of cash and $21,000,000 in special warrants and promissory notes convertible into Q-Media shares. The Company realized a gain amounting to $13,393,000 which was recorded as a reduction of selling, general and administrative expenses.

8.   ASSET SECURITIZATION

     During 2000, the Company sold a portion of its Canadian trade receivables on a revolving basis under the terms of a Canadian securitization agreement dated March 1998 (the "Canadian Program"). The Canadian Program limit is Cdn $125,000,000 ($83,400,000). As at December 31, 2000, the amount outstanding under the Canadian program is Cdn $108,000,000 ($72,025,000) (Cdn $100,000,000 ($69,290,000) at December 31, 1999).

     During 2000, the Company also sold a portion of its US trade receivables on a revolving basis under the terms of a US securitization agreement dated December 1999 (the "US Program"). The program limit was increased from $408,000,000 to $510,000,000 on November 24, 2000. The US Program was
     created by the combination of the existing $204,000,000 WCP program and the $206,000,000 September 1999 program. At December 31, 2000, the amount outstanding under the US Program is $500,000,000 ($400,000,000 at December 31, 1999).

     The Company entered into these agreements where groups of trade receivables are sold under terms that transfer significant risks and rewards of ownership to third parties; the transaction is recognized as a sale and the trade receivables are accordingly removed from the consolidated balance sheet.

     Securitization fees vary based on commercial paper rates in Canada and the United States and, generally, provide a lower effective funding cost than available under the Company's bank facilities.


                                     Quebecor World Inc. and subsidiaries    16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.   INVENTORIES

     ---------------------------------------------------------------------------------------------------------
                                                                                          2000            1999
     ---------------------------------------------------------------------------------------------------------
     Raw material and supplies                                                       $ 244,675       $ 250,088
     Work in process                                                                   216,665         236,140
     ---------------------------------------------------------------------------------------------------------

                                                                                     $ 461,340       $ 486,228
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------


10.  PROPERTY, PLANT AND EQUIPMENT

     ---------------------------------------------------------------------------------------------------------
                                                                                  ACCUMULATED         NET BOOK
                                                                  COST           DEPRECIATION            VALUE
     ---------------------------------------------------------------------------------------------------------
     December 31, 2000
         Land                                                 $    85,608        $         -       $    85,608
         Buildings and leasehold improvements                     746,452            122,966           623,486
         Machinery and equipment                                2,976,639          1,139,315         1,837,324
         Projects under development                               136,565                  -           136,565
     ---------------------------------------------------------------------------------------------------------

                                                              $ 3,945,264        $ 1,262,281       $ 2,682,983
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------

     December 31, 1999
         Land                                                 $    80,062        $         -       $    80,062
         Buildings and leasehold improvements                     777,160            122,885           654,275
         Machinery and equipment                                3,138,487          1,057,431         2,081,056
         Projects under development                                79,914                  -            79,914
     ---------------------------------------------------------------------------------------------------------

                                                              $ 4,075,623        $ 1,180,316       $ 2,895,307
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------

     As at December 31, 2000, the cost of property, plant and equipment and the corresponding accumulated depreciation balance included amounts of $269,505,000 ($315,336,000 as at December 31, 1999) and $130,483,000
     ($138,395,000 as at December 31, 1999) respectively, for the assets held under capital leases.


11.  LONG-TERM DEBT

     ---------------------------------------------------------------------------------------------------------
                                                                 Maturity               2000              1999
     ---------------------------------------------------------------------------------------------------------
     Revolving bank facility $1.0 B (a)                         2004-2006        $   374,614       $   358,002
     Commercial paper (b)                                            2004            215,038           229,350
     Acquisition bank facility $450 M (c)                            2002            125,000           925,000
     Senior debentures 7.25% (d)                                     2007            150,000           150,000
     Senior debentures 6.50% (e)                                     2027            150,000           150,000
     Senior Subordinated Notes 8.375% (f)                            2008            258,794           301,606
     Senior Subordinated Notes 7.75% (g)                             2009            290,508           289,310
     Senior Notes 8.42% and 8.52% (h)                          2010, 2012            250,000                 -
     Senior Notes 8.54% and 8.69% (i)                          2015, 2020            121,000                 -
     Other debts and capital leases (j)                         2001-2010            119,843           256,903
     ---------------------------------------------------------------------------------------------------------
                                                                                   2,054,797         2,660,171
     Less current portion                                                             39,243            77,260
     ---------------------------------------------------------------------------------------------------------

                                                                                 $ 2,015,554       $ 2,582,911
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------

                                     Quebecor World Inc. and subsidiaries    17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (a) In April 2000, the Company extended for an additional year its existing revolving bank facility composed of three tranches. The first tranche of $250,000,000 matures in 2004, and provides liquidity back-up to the Company's $250,000,000 commercial paper program. The second tranche of $250,000,000 matures in 2005, while the third tranche of $500,000,000 matures in 2006. The credit agreement contains certain restrictions, including the obligation to maintain certain financial ratios.

         The revolving bank facility bears interest at variable rates based on LIBOR or Bankers' Acceptances rates. At December 31, 2000, the drawings under this facility are denominated in US$ only and bear interest at rates ranging from 7.29% to 7.42%.

     (b) At December 31, 2000, Cdn $307,300,000 ($204,938,000) (Cdn $331,000,000
         ($229,350,000) as at December 31, 1999) and $10,100,000 (none in 1999)
         of notes are outstanding under the Commercial paper program bearing interest at rates ranging from 5.75% to 5.94% in Canadian dollars and 6.65% to 6.71% in dollars. At December 31, 2000, the Commercial paper program was classified as long-term, since the Company has the ability and the intent to maintain such debt on a long-term basis and has a credit facility available (see (a) above) until 2004 to replace such debt, if necessary.

     (c) In 1999, the Company had negotiated and obtained two additional credit facilities for a total initial limit of $1,250,000,000 to finance the acquisition of WCP. Those facilities consisted of a revolving credit facility of $450,000,000 maturing in August 2002, also available for general corporate purposes, and a term loan of $800,000,000. At the Company's request, $150,000,000 of the term loan was cancelled in December 1999. The balance of $650,000,000 was reimbursed and cancelled during 2000. These facilities bear interest at variable rates based on LIBOR. At December 31, 2000, the drawings under the acquisition bank facility bear interest at rates ranging from 7.56% to 7.70%. The credit agreements contain certain restrictions, including the obligation to maintain certain financial ratios.

     (d) The senior debentures mature on January 15, 2007.

     (e) The senior debentures mature on August 1, 2027 and are redeemable at the option of the holder at their par value on August 1, 2004.

     (f) The senior subordinated notes mature on November 15, 2008 and are redeemable at the option of the Company at a decreasing premium between November 2003 and November 2006, and thereafter at par value until their final maturity. The notes were issued by WCP for an original aggregate principal of $300,000,000. They were subsequently revalued in order to reflect their fair value at the time WCP was acquired, based on the Company's borrowing rate for similar financial instruments. During 2000, the Company repurchased in the open market $42,425,000 face value thereof. The aggregate principal amount of the notes, as at December 31, 2000, is $257,575,000 ($300,000,000 as at December 31,
         1999). The notes contain certain restrictions on WCP, including limitations on its ability to incur additional indebtedness.

     (g) The senior subordinated notes mature on February 15, 2009. The aggregate principal amount of the notes is $300,000,000 and the notes are redeemable at the option of the Company at a decreasing premium between February 2004 and February 2007, and thereafter at par value until their final maturity. The notes were issued by WCP and revalued in order to reflect their fair value at the time WCP was acquired based on the Company's borrowing rate for similar financial instruments. The notes contain certain restrictions on WCP including limitations on its ability to incur additional indebtedness.


                                     Quebecor World Inc. and subsidiaries    18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (h) In July 2000, the Company issued Senior Notes for a principal amount of $250,000,000 comprised of two tranches. The first tranche of $175,000,000 matures on July 15, 2010 while the second tranche of $75,000,000 matures on July 15, 2012. These notes contain certain restrictions which are generally less restrictive than those of the revolving bank facility.

     (i) In September 2000, the Company issued Senior Notes for a principal amount of $121,000,000 comprised of two tranches. The first tranche of $91,000,000 matures on September 15, 2015 and the second tranche of $30,000,000 matures on September 15, 2020. These notes contain certain restrictions which are generally less restrictive than those of the revolving bank facility.

     (j) Other debts and capital leases are partially secured by assets. An amount of $63,935,000 ($184,125,000 as at December 31, 1999) is
         denominated in Euro currencies and an amount of $6,965,000 ($9,296,000 as at December 31, 1999) in Swedish krona. At December 31, 2000, these debts and capital leases bear interest at rates ranging from 0% to 10.54%.

     Principal repayments on long-term debt are as follows:

     ---------------------------------------------------------------------------------------------------------
     2001                                                                                          $    39,243
     2002                                                                                               32,284
     2003                                                                                               14,242
     2004                                                                                               11,866
     2005                                                                                              220,641
     2006 and thereafter                                                                             1,736,521
     ---------------------------------------------------------------------------------------------------------


12.  OTHER LIABILITIES

     ---------------------------------------------------------------------------------------------------------
                                                                                          2000            1999
     ---------------------------------------------------------------------------------------------------------
     Pension liability                                                               $  78,516       $  81,046
     Postretirement benefits                                                            67,379          63,211
     Reserve for unfavourable leases acquired                                           52,839          57,563
     Workers' compensation accrual                                                      27,565          17,184
     Reserve for environmental matters                                                  17,728          18,759
     ---------------------------------------------------------------------------------------------------------
                                                                                       244,027         237,763
     Other                                                                              46,761          52,440
     ---------------------------------------------------------------------------------------------------------

                                                                                     $ 290,788       $ 290,203
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------


13.  CONVERTIBLE NOTES

     ---------------------------------------------------------------------------------------------------------
                                                                     Maturity             2000            1999
     ---------------------------------------------------------------------------------------------------------
     Convertible senior subordinated notes 6.00% (a)                     2007        $ 105,936       $ 128,806
     Convertible debentures of a subsidiary (b)                          2001           47,969          50,946
     ---------------------------------------------------------------------------------------------------------
                                                                                       153,905         179,752
     Less current portion                                                               47,969               -
     ---------------------------------------------------------------------------------------------------------

                                                                                     $ 105,936       $ 179,752
     ---------------------------------------------------------------------------------------------------------
     ---------------------------------------------------------------------------------------------------------


                                     Quebecor World Inc. and subsidiaries    19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (a) The convertible senior subordinated notes mature on October 1, 2007. The notes were issued by WCP and revalued in order to reflect their fair value at the time WCP was acquired based on the Company's borrowing rate for similar financial instruments. The portion of the notes which can be converted into equity shares of the Company was valued at the date of acquisition and classified as other paid-in capital. Since the acquisition of WCP by the Company, each $1,000 tranche is convertible into 30.5884 Subordinate Voting Shares of the Company which corresponds to a price of $26.24 per share and $197.25 in cash. The notes are convertible at the option of the holder at any time, and redeemable at the option of the Company at a decreasing premium from October 2000 to the final maturity. Certain conditions apply to a redemption between October 2000 and October 2002. Pursuant to the terms of the convertible notes, the Company repurchased $7,621,000 of the notes in 1999 following a tender offer at par for 100% of the face value of $151,800,000. The Company subsequently repurchased notes in the open market in 2000 for the principal amount of $24,650,000 thereof. The aggregate principal amount of the notes, as at December 31, 2000, is $119,529,000 ($144,179,000 as at December
         31, 1999). The number of equity shares to be issued upon conversion of the convertible notes would amount to 3,656,201.

     (b) A French subsidiary of the Company issued at the time of its acquisition in 1995 debentures convertible into shares of this subsidiary. The total amount of convertible debentures outstanding as at December 31, 2000 is FF344,033,000 ($48,784,000) (FF344,033,000
         ($52,671,000) as at December 31, 1999). A portion of this amount has been discounted at an imputed rate of 4.5% in order to reflect the fair value of the debentures at the time the subsidiary was acquired by the Company. The Company has the right to redeem these debentures. In addition, a portion of FF172,016,000 ($24,392,000) cannot be converted without prior approval by the Company. The convertible debentures bear interest at rates varying between 1.00% and 5.00% and mature on December 31, 2001. The Company's interest in this subsidiary would decrease from 100% to 78.5% if the debentures were converted and the Company did not exercise its redemption rights.

14.  CAPITAL STOCK

     (a) Authorized capital stock

         Equity shares

              Multiple Voting Shares, authorized in an unlimited number, without par value, carrying ten votes per share, convertible at any time into Subordinate Voting Shares on a one-to-one basis.

              Subordinate Voting Shares, authorized in an unlimited number, without par value, carrying one vote per share.

         Preferred shares, authorized in an unlimited number, without par value, issuable in series; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue.

         The First Preferred Shares Series 2 are entitled to a fixed cumulative preferential cash dividend of Cdn $1.25 per share per annum, payable quarterly from March 1, 1998 to November 30, 2002, if declared. Thereafter, the annual dividend will be a floating adjustable cumulative preferential cash dividend based on prime rate and payable on a monthly basis, if declared.


                                     Quebecor World Inc. and subsidiaries    20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (a) Authorized capital stock  (cont'd)

         These preferred shares are redeemable in whole but not in part, at the Company's option, on December 1, 2002. Thereafter, these preferred shares may be converted into Series 3 cumulative redeemable First Preferred Shares under certain conditions.

         The Series 3 cumulative redeemable First Preferred Shares will be entitled to a cumulative fixed dividend set by the Company for a five-year period determined before the first initial quarterly dividend which would begin on December 1, 2002. These shares also will have redemption and conversion characteristics similar to the First Preferred Shares Series 2.

     (b) Issued and outstanding subordinate voting shares

         In 1999, the Company issued 6,500,000 Subordinate Voting Shares for a cash consideration of Cdn $234,000,000 ($159,143,400) before share issue expenses of Cdn $9,860,000 ($6,705,800) recorded as a reduction of retained earnings.

         Pursuant to the acquisition of WCP (note 7), the Company issued 10,927 Subordinate Voting Shares in 2000 in addition to the 25,045,200 issued in 1999 for a value determined at $23.61 per share based on an average market price before and after the date of the transaction. There were no share issue expenses in 2000 ($9,424,000 in 1999) recorded as a reduction of retained earnings.

     (c) Share repurchases program

         In 2000, the Company initiated a normal course issuer bid for a maximum of 8 million Subordinate Voting Shares over the period from April 6, 2000 to April 5, 2001. As at December 31, 2000, the Company had repurchased for cancellation 1,751,508 Subordinate Voting Shares for a net cash consideration of Cdn $59,220,000 ($41,595,000).

         During 2000, the Company also entered into a series of forward purchase agreements on its repurchased shares. The Company, at its option, may settle these agreements on a net basis in shares of the Company's capital stock, or in cash to the extent that the market price of the Company's stock on a settlement date is higher (lower) than the forward purchase price. The net differential is received (paid) by the Company. As at December 31, 2000, the Company had committed to repurchase a total of 648,823 shares in January 2001 at settled prices averaging Cdn $37.10 ($24.74) per share and 1,025,000 shares in the first half of 2001 at forward prices averaging Cdn $36.04 ($24.04) per share. If these forward agreements were settled based on the December 31, 2000 market price of the Company's capital stock (Cdn $37.60 ($25.08) per share), the Company would be entitled to receive approximately Cdn $1,949,000 ($1,300,000) or 51,835 shares.

         In connection with the share repurchase program, the Company sold put options which gave the purchaser the right to sell shares of the Company's capital stock to the Company at specified prices upon exercise of the options. In 2000, the Company received Cdn $1,761,000 ($1,172,000) in premiums from the sale of put options. As at December 31, 2000, no shares of outstanding common stock were subject to repurchase under the terms and conditions of these options.


                                     Quebecor World Inc. and subsidiaries    21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.  STOCK PLANS

     (a) Employee share plans

         In 2000, the Company adopted an Employee Stock Purchase Plan ("Plan") in the United States effective January 1, 2001. The number of shares that may be issued and sold under the Plan is limited to 2 million Subordinate Voting Shares, subject to adjustments in the event of stock dividends, stock splits and similar events. The purpose of the Plan is to give eligible employees in the United States the opportunity to acquire shares of the Company's capital stock for up to 4% of their gross salaries and to have the Company contribute, on the employees' behalf, a further amount equal to 17.5% of the total amount invested by the employee.

         Effective September 1, 1998, an Employee Share Investment Plan ("ESIP") was implemented giving eligible employees in Canada the opportunity to subscribe for up to 4% of their gross salaries to purchase shares of the Company's capital stock on the open market and to have the Company invest, on the employee's behalf, a further 20% of the amount invested by the employee. Participation at December 31, 2000 was 2,038 employees (1,822 at December 31, 1999). The total number of ESIP shares purchased on behalf of employees, including the Company's contribution, was 121,975 in 2000 and 87,270 in 1999.

     (b) Stock option plans

         Under stock option plans, a total of 8,511,416 Subordinate Voting Shares have been reserved for senior executives and other employees. As of December 31, 2000, the number of Subordinate Voting Shares related to the stock options outstanding is 4,297,478. The subscription price is equal to the share market price at the date the options were granted. The options may be exercised during a period not exceeding ten years from the date they have been granted.

         The number of stock options outstanding fluctuated as follows:

         ---------------------------------------------------------------------------------------------------------
                                                       2000                    1999                    1998
         ---------------------------------------------------------------------------------------------------------
                                                          Weighted-               Weighted-              Weighted-
                                                            average                 average                average
                                                           exercise                exercise               exercise
                                                Options       price      Options      price      Options     price
         ---------------------------------------------------------------------------------------------------------

         Balance, beginning of year           4,127,254     $ 19.82    2,577,303    $ 16.06    1,377,195   $ 13.06
         Issued                                 252,495       20.68    1,812,669      23.04    1,530,151     18.39
         Exercised                              (82,271)       7.77     (252,796)     13.12     (194,799)     8.98
         Cancelled                                    -           -       (9,922)     18.04     (135,244)    15.79
         ---------------------------------------------------------------------------------------------------------

         Balance, end of year                 4,297,478     $ 19.73    4,127,254    $ 19.82    2,577,303   $ 16.06
         ---------------------------------------------------------------------------------------------------------
         ---------------------------------------------------------------------------------------------------------


                                     Quebecor World Inc. and subsidiaries    22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (b) Stock option plans  (cont'd)

         The following table summarizes information about stock options outstanding at December 31, 2000:

         ------------------------------------------------------------------------------------------------------------
                                                      Options Outstanding                    Options Exercisable
                                        ---------------------------------------------    ----------------------------
                                                          Weighted-
                                                            average
                                             Number       remaining         Weighted-         Number        Weighted-
                                        outstanding     contractual           average    exercisable          average
         Range of exercise prices                   life (in years)    exercise price                  exercise price
         ------------------------------------------------------------------------------------------------------------
         $10 - $13                          366,877             3.5           $ 10.85        366,877          $ 10.85
         $13 - $16                          415,893             6.6             15.06        233,996            14.85
         $16 - $19                          812,421             6.8             17.67        519,162            17.51
         $19 - $22                        1,182,287             8.2             21.44        397,645            21.59
         $22 - $25                        1,520,000             8.8             22.91        380,000            22.91
         ------------------------------------------------------------------------------------------------------------

                                          4,297,478             7.6           $ 19.73      1,897,680          $ 17.83
         ------------------------------------------------------------------------------------------------------------
         ------------------------------------------------------------------------------------------------------------

16.  TRANSLATION ADJUSTMENT

     The change in the translation adjustment included in shareholders' equity is the result of the fluctuation of the exchange rates on translation of net assets of self-sustaining foreign operations not denominated in US dollars.

17.  FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

     (a) Fair value of financial instruments

         The carrying values of cash and cash equivalents, trade receivables, bank indebtedness, trade payables and accrued liabilities approximate their fair values because of the short-term nature of these items.

         The following table summarizes the book value and fair value at December 31, 2000 and 1999 of those financial instruments having a fair value different from their book value as at December 31. The fair values of the financial liabilities are estimated based on discounted cash flows using year-end market yields of similar instruments having the same maturity. The fair values of the derivative financial instruments are estimated using year-end market rates, and reflect the amount that the Company would receive or pay if the instruments were closed out at these dates.

         ----------------------------------------------------------------------------------------------------------
                                                               2000                               1999
                                                   Book Value       Fair Value        Book Value        Fair Value
         ----------------------------------------------------------------------------------------------------------
         Financial liabilities
              Long-term debt (1)                 $ (2,054,797)    $ (2,056,424)     $ (2,660,171)     $ (2,632,833)
              Convertible notes (1)                  (153,905)        (159,074)         (179,752)         (178,579)

         Derivative financial instruments
              Interest rate swap agreements                 -              (70)                -              (755)
              Foreign exchange forward
                contracts                                   -          (10,740)                -             8,739
              Cross currency interest rate
                swaps                                       -            1,250                 -             1,621
              Equity forwards                               -            1,300                 -                 -
         ----------------------------------------------------------------------------------------------------------

         (1) Including current portion


                                     Quebecor World Inc. and subsidiaries    23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (b) Foreign exchange risk management

         The Company enters into foreign exchange forward contracts and cross-currency interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales and to manage its foreign exchange exposure on certain liabilities. The amounts of outstanding contracts at year-end, presented by currency, are included in the tables below:

         Foreign exchange forward contracts

         --------------------------------------------------------------------------------------------------
                                                                2000                          1999
         Currencies                                   Notional      Average           Notional      Average
         (sold / bought)                           amounts (1)         rate        amounts (1)         rate
         --------------------------------------------------------------------------------------------------
         $ / Cdn $
              Less than 1 year                       $ 122,589       0.6898          $ 108,135       0.6557
              Between 1 and 3 years                    161,250       0.7008             78,245       0.7117

         Euro / $
              Less than 1 year                          13,976       1.0633             90,641       0.9737
              Between 1 and 3 years                      2,110       0.9033              4,898       0.9026

         SEK / $
              Less than 1 year                          16,266       9.6400             17,026       8.3286

         GBP / Euro
              Less than 1 year                          40,805       0.6074             13,865       0.6608
              Between 1 and 3 years                      2,266       0.6222                  -            -

         Other
              Less than 1 year                          27,005             -            29,232            -
              Between 1 and 3 years                        372             -                 -            -
         --------------------------------------------------------------------------------------------------
                                                     $ 386,639                       $ 342,042
         --------------------------------------------------------------------------------------------------
         --------------------------------------------------------------------------------------------------

         (1) Transactions in foreign currencies translated into dollars using the closing exchange rate as at December 31, 2000 and 1999.

         Cross-currency interest rate swaps

         --------------------------------------------------------------------------------------------------
                                                                2000                          1999
         Currencies                                   Notional      Average           Notional      Average
         (sold / bought)                           amounts (2)         rate        amounts (2)         rate
         --------------------------------------------------------------------------------------------------
         Euro / $
              Less than 1 year                       $  88,600       1.0551           $ 26,621       0.3715
              Between 1 and 3 years                     25,524       1.1355             10,468       0.9578

         SEK / $
              Less than 1 year                          18,371       8.1650             18,371       8.1650
              Between 1 and 3 years                     15,236       9.8450             18,371       8.1650
         --------------------------------------------------------------------------------------------------
                                                     $ 147,731                        $ 73,831
         --------------------------------------------------------------------------------------------------
         --------------------------------------------------------------------------------------------------

         (2) Transactions in foreign currencies translated into dollars using the closing exchange rate as at December 31, 2000 and 1999.


                                     Quebecor World Inc. and subsidiaries    24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (c) Interest rate risk management

         The Company has entered into interest rate swaps to manage its interest rate exposure. The Company is committed to exchange at specific intervals, the difference between the fixed and floating interest rate calculated by reference to the notional amounts. The Company pays the fixed rate and receives the floating rate on a notional amount of $19,674,000 in Euro matching the payment terms of a capital lease maturing in April 2003.

     (d) Credit risk

         The Company is exposed to credit losses resulting from defaults by counterparties when using financial instruments.

         When the Company enters in foreign exchange contracts and fixed interest rate agreements, the counterparties are international and Canadian banks having a minimum credit rating of A- by Standard & Poor's or of A3 by Moody's. The Company does not foresee any failure by the counterparties in meeting their obligations.

         The Company, in the normal course of business, continuously monitors the financial condition of its customers and reviews the credit history of each new customer. At December 31, 2000, no customer balance represents a significant portion of the Company's consolidated trade receivables. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and other information on the state of the economy.

         The Company believes that the product and geographic diversity of its customer base is instrumental in reducing its credit risk, as well as the impact on the Company of fluctuations in local market or product-line demand. The Company has long-term contracts with most of its largest customers. These contracts usually include price adjustment clauses based on the cost of paper, ink and labor. The Company does not believe that it is exposed to an unusual level of customer credit risk.

18.  COMMITMENTS AND CONTINGENCIES

     (a) Leases

         The Company rents premises and equipment under operating leases which expire at various dates up to 2014 and for which minimum lease payments total $549,586,000.

         Annual minimum payments under these leases for each of the next five years are as follows:

         -------------------------------------------------------------------------------------------------------
         2001                                                                                           $ 97,835
         2002                                                                                             78,613
         2003                                                                                             66,026
         2004                                                                                             52,722
         2005                                                                                             51,198
         -------------------------------------------------------------------------------------------------------

         Rental expenses for operating leases were $102,762,000, $64,002,000 and $42,332,000 for the years 2000, 1999 and 1998.


                                     Quebecor World Inc. and subsidiaries    25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     (b) Equipment

         As at December 31, 2000, the Company had commitments to purchase equipment for a total value of approximately $22,064,000.

     (c) Environment

         The Company is subject to various laws, regulations and government policies principally in North America and Europe, relating to health and safety, to the generation, storage, transportation, disposal and environmental emissions of various substances, and to environment protection in general. The Company believes it is in compliance with such laws, regulations and government policies, in all material respects. Furthermore, the Company does not anticipate that maintaining compliance with such environmental statutes will have a material adverse effect upon the Company's competitive or consolidated financial position.

19.  RELATED PARTY TRANSACTIONS

     The Company entered into the following transactions, at prices and conditions prevailing on the market, with related parties and were accounted for at the exchange value:

     ----------------------------------------------------------------------------------------------------------
                                                                         2000             1999             1998
     ----------------------------------------------------------------------------------------------------------
     Revenues                                                        $ 19,021         $ 17,293         $ 15,006
     Purchases                                                         13,540           24,423           26,037
     Interest (income) expense                                            (45)            (138)              28
     Management fees charged by the parent company,
       Quebecor Inc.                                                    3,638            8,499            1,807
     ----------------------------------------------------------------------------------------------------------

     As at December 31, 1999, fees charged by the parent company included an amount of $6,500,000 in connection with the acquisition of WCP and the related issuance of equity as well as management fees charged in the normal course of business.

     In 2000, the Company entered into a strategic agreement with Nurun Inc. ("Nurun"). The agreement includes a commitment from the Company to use Nurun services (E-procurement, intranet based application and others) for a minimum of $40,000,000 for a five-year period and an investment of Cdn$20,000,000 ($13,450,000) which represents 500,000 units, each unit consisting of one share and one five-year warrant convertible into a common share of Nurun, at an issue price and exercise price, respectively, of Cdn $40.00 ($26.90) corresponding to the closing price of Nurun's common shares on June 13, 2000.


20.  PENSION PLANS AND OTHER POSTRETIREMENT EMPLOYEE BENEFITS

     The Company maintains defined benefit pension plans for its employees. The Company's policy is to maintain its contribution at a level sufficient to cover benefits. Actuarial valuations of the Company's various pension plans were performed during the last three years.

     The Company provides postretirement benefits to eligible employees. The costs of these benefits which are principally health care are accounted for during employees' active service period.

     The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of plan assets for the fiscal years ended December 31, 2000 and December 31, 1999 and a statement of the funded status as of December 31, 2000 and December 31, 1999:


                                     Quebecor World Inc. and subsidiaries    26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     -----------------------------------------------------------------------------------------------
                                                           Pension                Postretirement
                                                           Benefits                  Benefits
     -----------------------------------------------------------------------------------------------
                                                         2000         1999         2000         1999
     -----------------------------------------------------------------------------------------------
     CHANGE IN BENEFIT OBLIGATION
       Benefit obligation, beginning of year        $ 573,105    $ 378,980    $  66,327    $  32,856
       Service cost                                    21,239       19,891          699          720
       Interest cost                                   45,290       32,586        5,255        3,300
       Plan participants' contributions                 3,335        3,476          482          355
       Plan amendments                                    483            -            -            -
       Acquisitions                                         -      191,387            -       34,759
       Curtailment (gain) loss                            293       (1,871)        (685)           -
       Settlement loss                                    242            -            -            -
       Actuarial (gain) loss                           25,494      (24,849)       3,735       (2,827)
       Change in assumptions                            8,622            -          822            -
       Benefits paid                                  (50,451)     (29,522)      (6,014)      (3,149)
       Settlement paid                                   (378)           -            -            -
       Foreign currency changes                        (2,861)       3,027         (171)         313
     -----------------------------------------------------------------------------------------------
       Benefit obligation, end of year              $ 624,413    $ 573,105    $  70,450    $  66,327
     -----------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------

     CHANGE IN PLAN ASSETS
       Fair value of plan assets,
         beginning of year                          $ 553,085    $ 330,051    $       -    $       -
       Actual return on plan assets                    44,675       44,559            -            -
       Employer contributions                          18,647       19,888        5,532        2,794
       Plan participants' contributions                 3,335        3,476          482          355
       Settlement loss                                      -       (2,228)           -            -
       Settlement paid                                   (378)           -            -            -
       Acquisitions                                         -      179,844            -            -
       Benefits paid                                  (50,451)     (29,522)      (6,014)      (3,149)
       Foreign currency changes                        (2,948)       7,017            -            -
     -----------------------------------------------------------------------------------------------
       Fair value of plan assets,
         end of year                                $ 565,965    $ 553,085    $       -    $       -
     -----------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------

     RECONCILIATION OF FUNDED STATUS
       Funded status                                $ (58,448)   $ (20,020)   $ (70,450)   $ (66,327)
       Unrecognized actuarial loss (gain)              (8,627)     (40,967)       1,228       (3,135)
       Unrecognized net transition asset               (4,160)      (4,596)           -            -
       Unrecognized prior service cost                  2,618        1,982            -            -
       Valuation allowance                             (1,104)      (4,277)           -            -
     -----------------------------------------------------------------------------------------------
       Net amount recognized                        $ (69,721)   $ (67,878)   $ (69,222)   $ (69,462)
     -----------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------

     The following table provides the amounts recognized in the consolidated balance sheets:

     -----------------------------------------------------------------------------------------------
                                                           Pension                Postretirement
                                                           Benefits                  Benefits
     -----------------------------------------------------------------------------------------------
                                                         2000         1999         2000         1999
     -----------------------------------------------------------------------------------------------
     Accrued benefit liability                      $ (99,576)   $ (87,654)   $ (69,222)   $ (69,462)
     Prepaid benefit costs                             29,855       19,776            -            -
     -----------------------------------------------------------------------------------------------
     Net amount recognized                          $ (69,721)   $ (67,878)   $ (69,222)   $ (69,462)
     -----------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------


                                     Quebecor World Inc. and subsidiaries    27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The unrecognized net transition asset is being amortized over the average expected future service periods of employees.

     The following table provides the components of net periodic benefit cost:

     --------------------------------------------------------------------------------------------------------------
                                                               Pension                        Postretirement
                                                               Benefits                          Benefits
     --------------------------------------------------------------------------------------------------------------
                                                    2000         1999         1998       2000       1999       1998
     --------------------------------------------------------------------------------------------------------------
     Service cost                              $  21,239    $  19,891    $  18,917    $   699    $   720    $   612
     Interest cost                                45,290       32,586       26,617      5,255      3,300      2,236
     Expected return on plan assets              (53,783)     (34,710)     (28,215)         -          -          -
     Amortization of prior service cost              251          160          188          -          -          -
     Amortization of transitional assets            (478)        (323)        (396)         -          -          -
     Amortization of actuarial (gain) loss        (1,837)         424           69          2        120        (23)
     Curtailment (gain) loss                           -        1,645            -       (460)         -          -
     Valuation allowance                          (2,966)       4,151            2          -          -          -
     --------------------------------------------------------------------------------------------------------------
     Net periodic cost                         $   7,716    $  23,824    $  17,182    $ 5,496    $ 4,140    $ 2,825
     --------------------------------------------------------------------------------------------------------------
     --------------------------------------------------------------------------------------------------------------

     The weighted average assumptions used in the measurement of the Company's benefit obligation are as follows:

     -----------------------------------------------------------------------------------------------------------
                                                          Pension                           Postretirement
                                                          Benefits                             Benefits
     -----------------------------------------------------------------------------------------------------------
                                               2000         1999         1998         2000       1999       1998
     -----------------------------------------------------------------------------------------------------------
     Discount rate                             7.7%         7.9%         6.7%         7.7%       7.9%       6.7%
     Expected return on plan assets            9.7%         9.2%         8.5%           -          -          -
     Rate of compensation increase             3.7%         4.4%         3.7%           -          -          -
     -----------------------------------------------------------------------------------------------------------

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.8% at the end of 2000 and 7.2% at the end of 1999 and is expected to decrease gradually to 5.0% in 2009 and remaining at that level thereafter. A one percentage point change in assumed health care cost trend would have the following effects:

     ---------------------------------------------------------------------------------
                                                               Other Benefits
     ---------------------------------------------------------------------------------
                                                           1%                    1%
     Sensitivity analysis                               increase              decrease
     ---------------------------------------------------------------------------------
     Effect on service and interest costs               $   437              $   (385)
     Effect on benefit obligation                         4,575                (4,087)
     ---------------------------------------------------------------------------------

21. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

     The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada, which differ in some respects from those applicable in the United States. The following are the significant differences in accounting principles as they pertain to the consolidated statements.


                                     Quebecor World Inc. and subsidiaries    28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT'D)

     (A)  RECONCILIATION OF NET INCOME AND EARNINGS PER SHARE

          The application of GAAP in the United States would have the following effects on net income as reported:

          ==============================================================================================
                                                                     2000            1999           1998
          ----------------------------------------------------------------------------------------------
          NET INCOME, AS REPORTED IN THE CONSOLIDATED
            STATEMENTS OF INCOME PER GAAP IN CANADA            $  295,431      $   77,465     $  159,650

          Adjustments, net of applicable income taxes
               Repurchase of convertible senior
                 subordinated notes (i)                              (822)             -              -
               Business process reengineering costs (ii)               -            1,044          1,015
          ----------------------------------------------------------------------------------------------
                                                                     (822)          1,044          1,015
          ----------------------------------------------------------------------------------------------
          NET INCOME, AS ADJUSTED PER GAAP
            IN THE UNITED STATES                               $  294,609      $   78,509     $  160,665
          ==============================================================================================
          PER SHARE DATA

          NET INCOME, AS REPORTED PER GAAP IN CANADA           $     1.94      $     0.54     $    1.29

          Effect of adjustments, net of
            applicable income taxes                                 (0.01)           0.01          0.01
          ----------------------------------------------------------------------------------------------
          NET INCOME, AS ADJUSTED PER GAAP
            IN THE UNITED STATES                               $     1.93      $     0.55     $    1.30
          ==============================================================================================

          (I)  REPURCHASE OF CONVERTIBLE SENIOR SUBORDINATED NOTES

               Under GAAP in Canada, the equity portion of the convertible notes is recorded under shareholders' equity as other paid-in capital. Regarding the repurchase of convertible notes, the Company is required to allocate the consideration paid on extinguishment to the liability and equity components of the convertible notes based on their fair values at the date of the transaction. The amount of gain (loss) relating to the liability element is recorded to income and the difference between the carrying amount and the amount considered to be settled relating to the conversion option element is treated as an equity transaction. Under GAAP in the United States, the allocation to equity is not required and the gain (loss) is recorded through income in the period of extinguishment.

          (II) BUSINESS PROCESS REENGINEERING COSTS

               Under GAAP in Canada, certain costs incurred in connection with a consulting contract or an internal project that combines business process reengineering and information technology transformation have been deferred in the consolidated balance sheets under the items "Other assets" or " Property, plant and equipment" and amortized over periods varying from three to five years. Under GAAP in the United States effective in 1997, these costs should be expensed as incurred.


                                     Quebecor World Inc. and subsidiaries    29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT'D)

     (A) RECONCILIATION OF NET INCOME AND EARNINGS PER SHARE  (CONT'D)

          (III) PRESENTATION OF RESTRUCTURING AND OTHER CHARGES

                United States GAAP requires that restructuring and other charges be included in the determination of operating income and does not permit the disclosure of a subtotal of the amount of operating income before these restructuring and other charges. Canadian GAAP permits the disclosure of a subtotal of the amount of operating income before restructuring and other charges referred to above.

          (IV)  PRESENTATION OF GOODWILL AMORTIZATION

                Under GAAP in Canada, goodwill amortization is presented, net of related income taxes, and is excluded from the calculation of operating income before net income. Under GAAP in United States, goodwill amortization is included in the computation of operating income and is presented as an operating expense.

     (B)  EFFECT ON CONSOLIDATED BALANCE SHEETS

          The application of GAAP in the United States would have the following effects on the consolidated balance sheets, as reported:

          ====================================================================================================
                                                       2000                                  1999
          ----------------------------------------------------------------------------------------------------
                                                CANADA       UNITED STATES           Canada      United States
          ----------------------------------------------------------------------------------------------------
          Convertible notes (i)              $  105,936       $  121,785          $  179,752        $  200,583
          Other paid-in capital (i)              15,849               -               20,831                -
          ====================================================================================================

     (C)  COMPREHENSIVE INCOME

          Moreover, the application of GAAP in the United States requires the disclosure of comprehensive income in a separate financial statement, which includes the net income as well as revenues, charges, gains and losses recorded directly to equity.

          ==================================================================================================
                                                                 2000                1999               1998
          --------------------------------------------------------------------------------------------------
          Net income, as adjusted per GAAP
            in the United States                          $    294,609        $     78,509       $   160,665
          Currency translation adjustment                      (37,082)            (43,189)            4,484
          --------------------------------------------------------------------------------------------------
          Comprehensive income as per GAAP
            in the United States                          $    257,527        $     35,320       $   165,149
          ==================================================================================================

     (D)  RECENT ACCOUNTING PRONOUNCEMENTS

          The Company has adopted the Financial Accounting Standards ("FAS") No. 133 effective January 1, 2001, and accordingly, the Company will be required to periodically revalue any derivative instruments to fair value and record any resulting gains or losses to current earnings or other comprehensive income, as appropriate. The Company anticipates that the adoption of FAS No. 133 will not have a material impact on the Company's financial statements.


                                     Quebecor World Inc. and subsidiaries    30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT'D)

     (D)  RECENT ACCOUNTING PRONOUNCEMENTS (CONT'D)

          The Company will be required to adopt FAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement revises the standard on accounting for securitizations and other transfers of financial assets. Management has not evaluated whether the application of this standard would have a material impact on the Company's financial statements.

     (E)  DIVIDENDS

          Dividends paid to shareholders of Equity shares totaled $0.33 per share ($0.28 in 1999 and $0.24 in 1998).

     (F)  ALLOWANCES FOR DOUBTFUL ACCOUNTS

          The detail of allowance for doubtful accounts is as follows :

         ===================================================================================================
                                                                 2000                1999               1998
         ---------------------------------------------------------------------------------------------------
         Balance, beginning of year                      $     18,469        $     18,040       $     22,126
         Increase in allowance                                  8,311               4,554              8,795
         Write-offs                                            (4,707)             (7,674)           (15,285)
         Acquisitions                                          (3,081)              3,204              2,335
         Foreign currency translation adjustment                 (811)                (99)              (387)
         Recovery and other                                      (358)                444                456
         ---------------------------------------------------------------------------------------------------
         Balance, end of year                            $     17,823        $     18,469       $     18,040
         ===================================================================================================

     (G)  STOCK-BASED COMPENSATION

          The Company measures compensation costs related to stock options granted to employees using the intrinsic value method as prescribed by the Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Compensation expense is recorded only if, on the date of the grant, the fair value of the underlying shares exceeds the exercise price. The Company adopted the disclosure-only requirements of FAS No. 123, "Accounting for Stock-Based Compensation", which allows entities to continue to apply the provisions of APB Opinion No. 25 for transactions with employees and provide pro forma net income and pro forma earnings per share disclosures for employees' shares.

          Accordingly, the fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 6.23% (1999 - 5.16% to 6.05%, 1998 - 4.83% to
          5.36%), dividend yield of approximately 1% for all periods, a volatility factor of the expected market price of the Company's share of 20% for all periods; and a weighted-average expected life of the options in 2000, 1999 and 1998 of 7 years. The weighted-average grant date fair values of options issued in 2000 was $9.03 per share (1999 - $9.87 per share, 1998 - $7.71 per share). For purposes of pro forma disclosures, the estimated fair value of options is amortized to earnings over the options' vesting period. For the year ended December 31, 2000, the Company's United States GAAP pro forma net income is $282,067,000 and basic earnings per share is $1.85 (1999 - $72,117,000 and $0.49 per share; 1998 - $157,630,000 and $1.27 per share).

                                     Quebecor World Inc. and subsidiaries    31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. SIGNIFICANT DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (CONT'D)

     (H)  REVENUE RECOGNITION

          The Company provides a wide variety of print and print-related services and products to its customers, which usually require that the specifics be agreed upon prior to the printing process. Sales are recognized by the Company either when the production process is completed or services are performed, or on the basis of production and service activity at the pro rata billing value of work completed.

     (I)  IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED
          OF

          Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is measured by a comparison of the carrying amount of an asset to the estimated undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs of disposal.

     (J)  DERIVATIVE FINANCIAL INSTRUMENTS

          The Company uses hedge accounting as described in note 1 (e) with derivative instruments that are designated and that are effective in respect of the hedged risk, most commonly currency and interest rate exposure.



                                     Quebecor World Inc. and subsidiaries    32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22.  SEGMENT DISCLOSURES

     The Company operates in the printing industry. Its business units are located in four main segments: the United States, Canada, Europe and Latin America.

     These segments are managed separately since they all require specific market strategies. The Company assesses the performance of each segment based on operating income.

     Accounting policies relating to each segment are identical to those used for the purposes of the consolidated financial statements. Intersegment sales are made at fair market value, which approximate those prevailing on the markets serviced. Management of financial expenses and income tax expense is centralized and, consequently, these expenses are not allocated among operating groups.

     -------------------------------------------------------------------------------------------------------------------------
                                                     Sub-total                      Latin
                                           Canada        North         Europe     America                Inter-
                      United States           (1)      America            (2)         (3)      Other    segment          Total
     -------------------------------------------------------------------------------------------------------------------------
     Revenues
         2000           $ 4,475,499   $ 1,049,821   $ 5,525,320   $   890,439   $ 112,000   $      -   $ (6,682)   $ 6,521,077
         1999             2,938,396       972,420     3,910,816       944,914      95,804          -      1,003      4,952,537
         1998             2,045,622       922,979     2,968,601       755,362      81,267      4,370     (1,445)     3,808,155

     Depreciation and amortization
         2000               241,611        47,419       289,030        48,830       5,557      1,662          -        345,079
         1999               179,492        46,086       225,578        53,036       5,887      1,491          -        285,992
         1998               124,083        45,876       169,959        48,816       4,306        708          -        223,789

     Operating income before restructuring and other charges
         2000               518,221       109,817       628,038        61,045       6,480     29,240          -        724,803
         1999               289,272        95,463       384,735        68,136       7,580     12,018          -        472,469
         1998               145,288        87,561       232,849        65,756       9,681      8,780          -        317,066

     Goodwill amortization
         2000                50,177           846        51,023         9,139         400        (13)         -         60,549
         1999                24,067         1,254        25,321         5,929         334        186          -         31,770
         1998                 8,577         1,975        10,552         6,042         254        187          -         17,035

     Additions to property, plant and equipment
         2000               169,241        29,510       198,751        27,463      12,013      3,958          -        242,185
         1999                97,954        45,442       143,396        46,333       4,405        574          -        194,708
         1998               243,364        30,217       273,581        21,457       6,830     10,255          -        312,123

     Assets
         2000             4,721,119       547,458     5,268,577       985,365     144,613     86,105          -      6,484,660
         1999             5,059,216       563,704     5,622,920     1,094,368     135,296     20,544          -      6,873,128
     -------------------------------------------------------------------------------------------------------------------------

     (1) The Canadian segment includes four business units in the United States and one in India.

     (2) The European segment includes business units located in Austria, Finland, France, Spain, Sweden and the United Kingdom.

     (3) The Latin America segment includes business units located in Argentina, Brazil, Chile, Colombia, Mexico and Peru.



                                     Quebecor World Inc. and subsidiaries    33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     The Company carries out international commercial printing operations, and offers to its customers a broad range of printed products and related communication services, such as magazines, retail inserts, catalogs, specialty printing and direct mail, books, pre-media, logistics, and other value-added services, and directories.

     Revenues per product are as follows:

     -------------------------------------------------------------------------------------------------------------
                                              2000                        1999                       1998
     -------------------------------------------------------------------------------------------------------------
     Magazines                      $ 1,817,082      27.9%     $ 1,463,937       29.6%     $ 1,108,274       29.1%

     Retail inserts                   1,168,050      17.9        1,041,478       21.0          793,356       20.8

     Catalogs                         1,065,753      16.3          770,522       15.6          589,356       15.5

     Specialty printing and
       direct mail                      920,525      14.1          530,709       10.7          380,226       10.0

     Books                              790,894      12.1          634,399       12.8          503,221       13.2

     Pre-media, logistics, and
        other value-added services      405,865       6.3          277,100        5.6          269,488        7.1

     Directories                        352,908       5.4          234,392        4.7          164,234        4.3
     -------------------------------------------------------------------------------------------------------------

                                    $ 6,521,077     100.0%     $ 4,952,537      100.0%     $ 3,808,155      100.0%
     -------------------------------------------------------------------------------------------------------------
     -------------------------------------------------------------------------------------------------------------



                                     Quebecor World Inc. and subsidiaries    34

                             ACCOUNTANTS' CONSENT

The Board of Directors
Quebecor World Inc.

We consent to the use in the Report of Foreign Private Issuer on Form 6-K of Quebecor World Inc. (formerly known as Quebecor Printing Inc.) filed with the United States Securities and Exchange Commission, of our report dated
January 26, 2001 on the consolidated balance sheets of Quebecor World Inc. and its subsidiaries as at December 31, 2000 and 1999 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 2000, 1999 and 1998, and to the incorporation by reference of such report into (i) the Registration Statements on Form S-8 of Quebecor World Inc. (Registration No. 333-1662, No. 333-8870, No. 333-50264 and No.
333-52858) and (ii) the combined Registration Statement of Quebecor World Inc. on Forms F-3 and F-9 of Quebecor World Inc., Quebecor World Capital Corporation and Quebecor World Capital GP (Registration Nos. 333-10360, 333-10360-01 and 333-10360-02).


/S/ KPMG LLP
Chartered Accountants


Montreal, Canada
February 7, 2001

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         QUEBECOR WORLD INC.

                         By:     /S/ Carl Gauvreau
                                 ---------------------------------------
                         Name:   Carl Gauvreau
                         Title:  Vice President and Corporate Controller

Date: February 7, 2001